Exhibit 2.3

TAX MATTERS AGREEMENT
BY AND BETWEEN
XPO LOGISTICS, INC.
AND
RXO, INC.
DATED AS OF [●], 2022

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ii

Section 17.14	SpinCo Subsidiaries	40
Section 17.15	Successors	40
Section 17.16	Specific Performance	41
Section 17.17	Survival of Covenants	41
iii

TAX MATTERS AGREEMENT
This TAX MATTERS AGREEMENT, dated as of [●], 2022 (this “Agreement”), is by and between XPO Logistics, Inc., a Delaware corporation (“XPO”) and RXO, Inc., a Delaware corporation and a wholly owned subsidiary of XPO (“SpinCo”) (collectively, the “Companies” and each a “Company”).
R E C I T A L S
WHEREAS, XPO and SpinCo have entered into a Separation and Distribution Agreement, dated as of [●], 2022 (the “Separation and Distribution Agreement”), providing for (i) the separation of the SpinCo Group from the XPO Group (the “Separation”) and, following the Separation, (ii) the distribution, on a pro rata basis, to holders of XPO Shares on the Record Date of 100% of the outstanding SpinCo Shares (the “Distribution”);
WHEREAS, pursuant to the terms of the Separation and Distribution Agreement, among other things, XPO has taken or will take the following actions: (a) (i) directly or indirectly contribute the SpinCo Assets to SpinCo and cause SpinCo to directly or indirectly assume the SpinCo Liabilities, in actual or constructive exchange for (A) the issuance by SpinCo to XPO of SpinCo Shares and (B) the transfer by SpinCo to XPO of cash, including some or all of the proceeds of the SpinCo Financing Arrangements (the “SpinCo Cash Proceeds” and such contribution, the “Contribution”) and (ii) transfer the SpinCo Cash Proceeds to one or more third-party creditors of XPO (the “XPO Debt Repayment”) in connection with the Plan of Reorganization; and (b) effect the Distribution;
WHEREAS, for Federal Income Tax purposes, it is intended that each of the Internal Distribution and the Distribution (together with the Contribution) shall qualify as a transaction that is generally tax-free pursuant to Sections 355(a) and 368(a)(1)(D) of the Code;
WHEREAS, as of the date hereof, XPO is the common parent of an affiliated group (as defined in Section 1504 of the Code) of corporations, including SpinCo, which has elected to file consolidated Federal Income Tax Returns;
WHEREAS, as a result of the Distribution, SpinCo and its subsidiaries will cease to be members of the affiliated group of which XPO is the common parent; and
WHEREAS, the Parties desire to provide for and agree upon the allocation between the Parties of liabilities for Taxes arising prior to, as a result of and subsequent to, the Distribution, and to provide for and agree upon other matters relating to Taxes;
NOW THEREFORE, in consideration of the mutual agreements contained herein, the Parties hereby agree as follows:

Section 1.    Definition of Terms.
For purposes of this Agreement (including the recitals hereof), the following terms have the following meanings, and capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Separation and Distribution Agreement:
“Adjustment Request” shall mean any formal or informal claim or request filed with any Tax Authority, or with any administrative agency or court, for the adjustment, refund, or credit of Taxes, including (a) any amended Tax Return claiming adjustment to the Taxes as reported on the Tax Return or, if applicable, as previously adjusted, (b) any claim for equitable recoupment or other offset, and (c) any claim for refund or credit of Taxes previously paid.
“Agreement” shall mean this Tax Matters Agreement.
“Capital Stock” shall mean all classes or series of capital stock, including (a) common stock, (b) all options, warrants and other rights to acquire such capital stock and (c) all instruments properly treated as stock for Federal Income Tax purposes.
“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Companies” and “Company” shall have the meaning provided in the first sentence of this Agreement.
“Contribution” shall have the meaning set forth in the Recitals. For the avoidance of doubt, qualification of the Contribution (including as part of the External Separation Transaction) as part of a transaction described in Section 368(a)(1)(D) and Section 355(a) of the Code relates to only the portion of the Contribution that comprises of any legal contribution to, or assumption by, RXO in connection with the Contribution of any SpinCo Assets or SpinCo Liabilities legally held by XPO.
“Debt Reallocation” shall mean (a) any actual or deemed assumption of XPO debt by SpinCo in connection with the Contribution, (b) the receipt by XPO of the SpinCo Cash Proceeds and (c) the XPO Debt Repayment.
“Deconsolidation Date” shall mean the last day on which SpinCo qualifies as a member of the affiliated group (as defined in Section 1504 of the Code) of which XPO is the common parent.
“DGCL” shall mean the Delaware General Corporation Law.
“Distribution” shall have the meaning provided in the Recitals.
“External Separation Transaction” shall mean each of (a) the Contribution and the Distribution and (b) the Debt Reallocation.
“Federal Income Tax” shall mean any Tax imposed by Subtitle A of the Code, and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing.

“Federal Other Tax” shall mean any Tax imposed by the federal government of the United States other than any Federal Income Taxes, and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing.
“Fifty-Percent or Greater Interest” shall have the meaning ascribed to such term for purposes of Sections 355(d) and (e) of the Code.
“Final Determination” shall mean the final resolution of liability for any Tax, which resolution may be for a specific issue or adjustment or for a Tax Period, (a) by IRS Form 870 or 870-AD (or any successor forms thereto), on the date of acceptance by or on behalf of the taxpayer, or by a comparable form under the laws of a State, local, or foreign taxing jurisdiction, except that a Form 870 or 870-AD or comparable form shall not constitute a Final Determination to the extent that it reserves (whether by its terms or by operation of law) the right of the taxpayer to file a claim for refund or the right of the Tax Authority to assert a further deficiency in respect of such issue or adjustment or for such Tax Period (as the case may be); (b) by a decision, judgment, decree, or other order by a court of competent jurisdiction, which has become final and unappealable; (c) by a closing agreement or accepted offer in compromise under Sections 7121 or 7122 of the Code, or a comparable agreement under the laws of a State, local, or foreign taxing jurisdiction; (d) by any allowance of a refund or credit in respect of an overpayment of Income Tax or Other Tax, but only after the expiration of all Tax Periods during which such refund may be recovered (including by way of offset) by the jurisdiction imposing such Income Tax or Other Tax; or (e) by any other final disposition, including by reason of the expiration of the applicable statute of limitations or by mutual agreement of the Parties.
“Foreign Income Tax” shall mean any Tax imposed by any foreign country or any possession of the United States, or by any political subdivision of any foreign country or United States possession, which is an income tax as defined in Treasury Regulations Section 1.901-2, and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing.
“Foreign Other Tax” shall mean any Tax imposed by any foreign country or any possession of the United States, or by any political subdivision of any foreign country or United States possession, other than any Foreign Income Taxes and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing.
“Foreign Separations” shall mean the internal restructuring transactions intended to effect the separation of (a) the XPO Assets and XPO Liabilities from the SpinCo Assets and SpinCo Liabilities and/or (b) the SpinCo Assets and SpinCo Liabilities from the XPO Assets and XPO Liabilities, in each case, held by certain subsidiaries of XPO organized in jurisdictions outside of the United States (including through the direct transfer of equity interests in any such subsidiary).
“Foreign Tax” shall mean any Foreign Income Taxes or Foreign Other Taxes.
“Foreign Tax-Free Status” shall mean, with respect to (a) each of the Foreign Separations, the qualification thereof for non-recognition of income or gain (or similar treatment) for Foreign Income Tax purposes under the laws of the relevant foreign jurisdiction and (b) any Foreign Separation that is covered by a Tax Opinion or other written guidance addressing the

Foreign Tax treatment thereof, the qualification of such transaction for the Foreign Tax treatment set forth in such Tax Opinion or other written guidance, it being understood and agreed that written guidance shall include any intended tax treatment set forth in the Plan of Reorganization.
“Former Parent Group Employee” shall have the meaning set forth in the Employee Matters Agreement.
“Former SpinCo Group Employee” shall have the meaning set forth in the Employee Matters Agreement.
“Group” shall mean the XPO Group or the SpinCo Group, as the context requires.
“Income Tax” shall mean any Federal Income Tax, State Income Tax or Foreign Income Tax.
“Internal Distribution” shall mean (a) the deemed contribution by XPO CNW, Inc. to XPO Logistics Managed Transportation, LLC, a limited liability company that will have elected pursuant to Treasury Regulations Section 301.7701-3 to be treated as an association taxable as a corporation for Federal Income Tax purposes (“Managed Transport”), of XPO Logistics Worldwide Canada Inc. and any and all other assets held by and liabilities of Managed Transport and (b) the distribution by XPO CNW, Inc. of Managed Transport, to XPO in a transaction intended to qualify, for Federal Income Tax purposes, as a reorganization pursuant to Sections 355(a) and 368(a)(1)(D) of the Code.
“IRS” shall mean the U.S. Internal Revenue Service.
“Joint Adjustment” shall mean any proposed adjustment by a Tax Authority or claim for refund asserted in a Tax Contest that is not a SpinCo Adjustment or an XPO Adjustment.
“Joint Return” shall mean any Return of a member of the XPO Group or the SpinCo Group that is not a Separate Return.
“Joint Return Tax Attributes” shall have the meaning set forth in Section 4.09(b)(i).
“Notified Action” shall have the meaning set forth in Section 7.04(a).
“Other Tax” shall mean any Federal Other Tax, State Other Tax, or Foreign Other Tax.
“Parent Awards” shall have the meaning set forth in the Employee Matters Agreement.
“Parent Group Employees” shall have the meaning set forth in the Employee Matters Agreement.
“Parties” shall mean the parties to this Agreement.
“Past Practices” shall have the meaning set forth in Section 4.05(a).

“Payment Date” shall mean (a) with respect to any XPO Federal Consolidated Income Tax Return, the due date for any required installment of estimated Taxes determined under Section 6655 of the Code, the due date (determined without regard to extensions) for filing the Tax Return determined under Section 6072 of the Code, and the date the Tax Return is filed, and (b) with respect to any other Tax Return, the corresponding dates determined under applicable Tax Law; in each case, taking into account any automatic or validly elected extensions, deferrals or postponements of the due date for payment of any such estimated Taxes or any Tax shown on such Tax Return, as applicable.
“Payor” shall have the meaning set forth in Section 5.02(a).
“Person” shall mean any individual, partnership, corporation, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization or a Governmental Authority or any department, agency or political subdivision thereof, without regard to whether any entity is treated as disregarded for Federal Income Tax purposes.
“Post-Deconsolidation Period” shall mean any Tax Period beginning after the Deconsolidation Date, and, in the case of any Straddle Period, the portion of such Straddle Period beginning after the Deconsolidation Date.
“Pre-Deconsolidation Period” shall mean any Tax Period ending on or prior to the Deconsolidation Date, and, in the case of any Straddle Period, the portion of such Straddle Period ending on the Deconsolidation Date.
“Privilege” shall mean any privilege that may be asserted under applicable law, including, any privilege arising under or relating to the attorney-client relationship (including the attorney-client and work product privileges), the accountant-client privilege and any privilege relating to internal evaluation processes.
“Proposed Acquisition Transaction” shall mean, with respect to SpinCo, a transaction or series of transactions (or any agreement, understanding or arrangement, within the meaning of Section 355(e) of the Code and Treasury Regulations Section 1.355-7, or any other Treasury Regulations promulgated thereunder, to enter into a transaction or series of transactions), whether such transaction is supported by the management or shareholders of SpinCo, is a hostile acquisition, or otherwise, as a result of which SpinCo would merge or consolidate with any other Person or as a result of which any Person or Persons would (directly or indirectly) acquire, or have the right to acquire, from SpinCo and/or one or more holders of outstanding shares of Capital Stock of SpinCo, a number of shares of Capital Stock of SpinCo that would, when combined with any other changes in ownership of Capital Stock of SpinCo pertinent for purposes of Section 355(e) of the Code, comprise (45%) or more of (a) the value of all outstanding shares of Capital Stock of SpinCo as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series or (b) the total combined voting power of all outstanding shares of voting stock of SpinCo as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series. Notwithstanding the foregoing, a Proposed Acquisition Transaction shall not include (i) the adoption by SpinCo of a customary shareholder rights plan or (ii) issuances by SpinCo that satisfy Safe Harbor VIII

(relating to acquisitions in connection with a person’s performance of services) or Safe Harbor IX (relating to acquisitions by a retirement plan of an employer) of Treasury Regulations Section 1.355-7(d). For purposes of determining whether a transaction constitutes an indirect acquisition, any recapitalization resulting in a shift of voting power or any redemption of shares of stock shall be treated as an indirect acquisition of shares of stock by the non-exchanging shareholders. This definition and the application thereof is intended to monitor compliance with Section 355(e) of the Code and shall be interpreted accordingly. Any clarification of, or change in, the statute or Treasury Regulations promulgated under Section 355(e) of the Code shall be incorporated into this definition and its interpretation.
“PTEP” shall mean any earnings and profits of a foreign corporation that would be excluded from gross income pursuant to Section 959 of the Code.
“Representation Letters” shall mean the representation letters and any other materials delivered by, or on behalf of, XPO, SpinCo or others to a Tax Advisor in connection with the issuance by such Tax Advisor of a Tax Opinion.
“Required Party” shall have the meaning set forth in Section 5.02(a).
“Reserve” shall mean a financial statement reserve, in accordance with generally accepted accounting principles, pursuant to ASC Topic 740, excluding, for the avoidance of doubt, any reserve related to Taxes imposed with respect to the Transactions.
“Responsible Company” shall mean, with respect to any Tax Return, the Company having responsibility for filing such Tax Return.
“Restriction Period” shall mean the period beginning on the Deconsolidation Date and ending on the two-year anniversary of the Deconsolidation Date.
“Retention Date” shall have the meaning set forth in Section 9.01.
“Section 7.02(e) Acquisition Transaction” shall mean any transaction or series of transactions that is not a Proposed Acquisition Transaction but would be a Proposed Acquisition Transaction if the percentage reflected in the definition of Proposed Acquisition Transaction were 35% instead of 45%.
“Section 336(e) Election” shall have the meaning set forth in Section 7.06.
“Separate Return” shall mean (a) in the case of any Tax Return of any member of the SpinCo Group (including any consolidated, combined or unitary return), any such Tax Return that does not include any member of the XPO Group and (b) in the case of any Tax Return of any member of the XPO Group (including any consolidated, combined or unitary return), any such Tax Return that does not include any member of the SpinCo Group.
“Separation” shall have the meaning set forth in the Recitals.
“Separation and Distribution Agreement” shall have the meaning set forth in the Recitals.

“Separation-Related Tax Contest” shall mean any Tax Contest in which the IRS, another Tax Authority or any other Person asserts a position that could reasonably be expected to adversely affect the (a) U.S. Tax-Free Status of the Internal Distribution or any External Separation Transaction or (b) Foreign Tax-Free Status of any Foreign Separation.
“Shared Taxes” shall have the meaning set forth in Section 7.05(d).
“Specified Percentage Interest” shall have the meaning set forth on Schedule 7.07.
“SpinCo” shall have the meaning provided in the first sentence of this Agreement, and references herein to SpinCo shall include any entity treated as a successor to SpinCo.
“SpinCo Active Trade or Business” shall mean the active conduct (as defined in Section 355(b)(2) of the Code and the Treasury Regulations thereunder) by SpinCo and its “separate affiliated group” (as defined in Section 355(b)(3)(B) of the Code) of the trade or business(es) relied upon to satisfy Section 355(b) of the Code with respect to the Distribution (as described in the Representation Letters), as conducted immediately prior to the Distribution.
“SpinCo Adjustment” shall mean any proposed adjustment by a Tax Authority or claim for refund asserted in a Tax Contest to the extent SpinCo would be exclusively liable for any resulting Tax under this Agreement or exclusively entitled to receive any resulting Tax Benefit under this Agreement.
“SpinCo Affiliated Group” shall mean the affiliated group (as defined in Section 1504 of the Code and the Treasury Regulations thereunder) of which SpinCo is the common parent.
“SpinCo Allocated Income Taxes” shall mean Income Taxes for which SpinCo is responsible pursuant to Section 2.02(a), 2.03(a), or 2.04(a).
“SpinCo Awards” shall have the meaning set forth in the Employee Matters Agreement.
“SpinCo Carryback” shall mean any net operating loss, net capital loss, excess tax credit, or other similar Tax item of any member of the SpinCo Group that may or must be carried from one Tax Period to another prior Tax Period under the Code or other applicable Tax Law.
“SpinCo Cash Proceeds” shall have the meaning provided in the Recitals.
“SpinCo CFO Certificate” shall have the meaning set forth in Section 7.02(e).
“SpinCo Federal Consolidated Income Tax Return” shall mean any United States Federal Income Tax Return for the affiliated group (as defined in Section 1504 of the Code) of which SpinCo is the common parent.
“SpinCo Filing Date” shall have the meaning set forth in Section 7.05(e)(ii)(A).
“SpinCo Group” shall mean SpinCo and its Affiliates, as determined immediately after the Distribution.

“SpinCo Group Employees” shall have the meaning set forth in the Employee Matters Agreement.
“SpinCo Post-Deconsolidation Period” shall mean any Post-Deconsolidation Period determined by reference to the Deconsolidation Date.
“SpinCo Pre-Deconsolidation Period” shall mean any Pre-Deconsolidation Period determined by reference to the Deconsolidation Date.
“SpinCo Separate Return” shall mean any Separate Return of SpinCo or any member of the SpinCo Group.
“State Credit” shall mean any Tax credit for a particular State.
“State Income Tax” shall mean any Tax imposed by any State of the United States (or by any political subdivision of any such State) or the District of Columbia, or any city or municipality located therein, which is imposed on or measured by net income, including state and local franchise or similar Taxes measured by net income, and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing.
“State Other Tax” shall mean any Tax imposed by any State of the United States (or by any political subdivision of any such State) or the District of Columbia, or any city or municipality located therein, other than any State Income Taxes, and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing.
“Straddle Period” shall mean any Tax Period that, with respect to SpinCo, begins on or before and ends after the Deconsolidation Date.
“Tax” or “Taxes” shall mean any income, gross income, gross receipts, profits, capital stock, franchise, withholding, payroll, social security, workers compensation, unemployment, disability, property, ad valorem, stamp, excise, severance, occupation, service, sales, use, license, lease, transfer, import, escheat and unclaimed property, export, value added, alternative minimum, estimated or other tax (including any fee, assessment, or other charge in the nature of or in lieu of any tax) imposed by any Governmental Authority or political subdivision thereof, and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing.
“Tax Advisor” shall mean any Tax counsel or accountant of recognized national standing in the United States (or, in the case of any Tax Opinion that is an opinion regarding the Foreign Tax treatment of any Foreign Separation, in the relevant foreign jurisdiction(s)).
“Tax Advisor Dispute” shall have the meaning set forth in Section 14.
“Tax Attribute” shall mean a net operating loss, net capital loss, unused investment credit, unused foreign tax credit, excess charitable contribution, general business credit or any other Tax Item that could reduce a Tax.

“Tax Authority” shall mean, with respect to any Tax, the Governmental Authority or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision.
“Tax Benefit” shall mean any reduction in liability for Tax as a result of any loss, deduction, refund, credit, or other item reducing Taxes otherwise payable.
“Tax Contest” shall mean an audit, review, examination, assessment or any other administrative or judicial proceeding with the purpose or effect of redetermining Taxes (including any administrative or judicial review of any claim for refund).
“Tax Item” shall mean, with respect to any Income Tax, any item of income, gain, loss, deduction, or credit.
“Tax Law” shall mean the law of any Governmental Authority or political subdivision thereof relating to any Tax.
“Tax Opinion” shall mean (a) each opinion of a Tax Advisor delivered to XPO or any of its subsidiaries in connection with, and regarding the Federal Income Tax treatment of (i) any External Separation Transaction or (ii) the Internal Distribution, and (b) each opinion of a Tax Advisor delivered to XPO or any of its subsidiaries in connection with, and regarding the Foreign Tax treatment of, any Foreign Separation.
“Tax Period” shall mean, with respect to any Tax, the period for which the Tax is reported as provided under the Code or other applicable Tax Law.
“Tax Records” shall mean any Tax Returns, Tax Return workpapers, documentation relating to any Tax Contests and any other books of account or records (whether or not in written, electronic or other tangible or intangible forms and whether or not stored on electronic or any other medium) required to be maintained under the Code or other applicable Tax Laws or under any record retention agreement with any Tax Authority.
“Tax-Related Losses” shall mean (a) all federal, state, local and foreign Taxes imposed pursuant to any settlement, Final Determination, judgment or otherwise (including Taxes required to be reflected on any Tax Return prepared in accordance with Section 4.05(b)); (b) all accounting, legal and other professional fees and court costs incurred in connection with such Taxes; and (c) all costs, expenses and damages associated with stockholder litigation or controversies and any amount paid by XPO (or any XPO Affiliate) or SpinCo (or any SpinCo Affiliate) in respect of the liability of shareholders, whether paid to shareholders or to the IRS or any other Tax Authority; in each case, resulting from the failure of, (i) any External Separation Transaction or the Internal Distribution to have U.S. Tax-Free Status, or (ii) any Foreign Separation to have Foreign Tax-Free Status.
“Tax Return” or “Return” shall mean any report of Taxes due, any claim for refund of Taxes paid, any information return with respect to Taxes, or any other similar report, statement, declaration, or document filed or required to be filed under the Code or other Tax Law, including any attachments, exhibits, or other materials submitted with any of the foregoing, and including any amendments or supplements to any of the foregoing.
“Transactions” shall mean the External Separation Transactions and the other transactions contemplated by the Separation and Distribution Agreement (including the Internal Distribution, the Foreign Separations, and the other transactions contemplated by the Plan of Reorganization).
“Treasury Regulations” shall mean the regulations promulgated from time to time under the Code as in effect for the relevant Tax Period.
“Unqualified Tax Opinion” shall mean an unqualified opinion of a Tax Advisor on which XPO may rely to the effect that a transaction will not (a) affect the U.S. Tax-Free Status of any External Separation Transaction or the Internal Distribution or (b) adversely affect any of the conclusions set forth in any Tax Opinion regarding the U.S. Tax-Free Status of any External Separation Transaction or the Internal Distribution; provided, that any Tax opinion obtained in connection with a proposed acquisition of Capital Stock of SpinCo (or any entity that was a “distributing corporation” or “controlled corporation” in the Internal Distribution) entered into during the Restriction Period shall not qualify as an Unqualified Tax Opinion unless such Tax opinion concludes that such proposed acquisition will not be treated as “part of a plan (or series of related transactions),” within the meaning of Section 355(e) of the Code and the Treasury Regulations promulgated thereunder, that includes the Distribution (or applicable Internal Distribution). Any such opinion must assume that the External Separation Transactions and/or the Internal Distribution, as relevant, would have qualified for U.S. Tax-Free Status if the transaction in question did not occur, but the assumption described in Section 7.07 shall be required only to the extent provided for in Schedule 7.07.
“U.S. Tax-Free Status” shall mean, with respect to each External Separation Transaction and the Internal Distribution, the qualification thereof (i) as a transaction described in Section 368(a)(1)(D) and Section 355(a) of the Code, (ii) as a transaction in which the stock distributed thereby is “qualified property” for purposes of Section 361(c)(2) of the Code and (iii) as a transaction in which XPO, SpinCo, and the members of their respective Groups (as relevant) recognize no income or gain for Federal Income Tax purposes pursuant to Sections 355, 361 and 1032 of the Code, other than intercompany items or excess loss accounts taken into account pursuant to the Treasury Regulations promulgated pursuant to Section 1502 of the Code.
“XPO” shall have the meaning provided in the first sentence of this Agreement, and references herein to XPO shall include any entity treated as a successor to XPO.
“XPO Adjustment” shall mean any proposed adjustment by a Tax Authority or claim for refund asserted in a Tax Contest to the extent XPO would be exclusively liable for any resulting Tax under this Agreement or exclusively entitled to receive any resulting Tax Benefit under this Agreement.
“XPO Affiliated Group” shall mean the affiliated group (as defined in Section 1504 of the Code and the Treasury Regulations thereunder) of which XPO is the common parent.

“XPO Assets” shall mean the Parent Assets.
“XPO Debt Repayment” shall have the meaning provided in the Recitals.
“XPO Federal Consolidated Income Tax Return” shall mean any United States Federal Income Tax Return for the XPO Affiliated Group.
“XPO Filing Date” shall have the meaning set forth in Section 7.05(e)(i).
“XPO Foreign Combined Income Tax Return” shall mean (a) a consolidated, combined or unitary or other similar Foreign Income Tax Return or (b) any Foreign Income Tax Return with respect to any profit and/or loss sharing group, group payment or similar group or fiscal unity, in the case of each of clauses (a) and (b), that actually includes, by election or otherwise, one or more members of the XPO Group together with one or more members of the SpinCo Group; provided, that, for the avoidance of doubt, in the case of a Foreign Income Tax Return of a member of the SpinCo Group that (x) is required to be filed with respect to a Straddle Period and (y) would otherwise (without regard to this proviso) be an XPO Foreign Combined Income Tax Return, any portion of such Foreign Income Tax Return reflecting Tax Items with respect to any Post-Deconsolidation Period (i) shall in no event be an XPO Foreign Combined Income Tax Return and (ii) shall instead be a Separate Return of such member of the SpinCo Group.
“XPO Group” shall mean XPO and its Affiliates, excluding any entity that is a member of the SpinCo Group.
“XPO Liabilities” shall mean the Parent Liabilities.
“XPO Separate Return” shall mean any Separate Return of XPO or any member of the XPO Group.
“XPO Shares” shall mean the shares of common stock, par value $0.001 per share, of XPO.
“XPO State Combined Income Tax Return” shall mean a consolidated, combined or unitary Tax Return with respect to State Income Taxes that actually includes, by election or otherwise, one or more members of the XPO Group and one or more members of the SpinCo Group.
Section 2.    Allocation of Tax Liabilities.
Section 2.01    General Rule.
(a)    XPO Liability. XPO shall be liable for, and shall indemnify and hold harmless the SpinCo Group from and against any liability for, Taxes that are allocated to XPO under this Section 2.

(b)    SpinCo Liability. SpinCo shall be liable for, and shall indemnify and hold harmless the XPO Group from and against any liability for, Taxes that are allocated to SpinCo under this Section 2.
Section 2.02    Allocation of Federal Income Tax and Federal Other Tax. Except as otherwise provided in Section 2.05, Federal Income Tax and Federal Other Tax shall be allocated as follows:
(a)    Allocation of Tax Relating to XPO Federal Consolidated Income Tax Returns. With respect to any XPO Federal Consolidated Income Tax Return, XPO shall be responsible for any and all Federal Income Taxes due or required to be reported on any such Tax Return (including any increase in such Tax as a result of a Final Determination).
(b)    Allocation of Tax Relating to Federal Separate Income Tax Returns. (i) XPO shall be responsible for any and all Federal Income Taxes due with respect to or required to be reported on any XPO Separate Return and (ii) SpinCo shall be responsible for any and all Federal Income Taxes due or required to be reported on any SpinCo Separate Return; in each case, including any increase in such Tax as a result of a Final Determination.
(c)    Allocation of Federal Other Tax. (i) XPO shall be responsible for any and all Federal Other Taxes due with respect to or required to be reported on any XPO Separate Return or any Joint Return that XPO or any member of the XPO Group is obligated to file under the Code and (ii) SpinCo shall be responsible for any and all Federal Other Taxes due or required to be reported on any SpinCo Separate Return or any Joint Return that SpinCo or any member of the SpinCo Group is obligated to file under the Code; in each case, including any increase in such Tax as a result of a Final Determination.
Section 2.03    Allocation of State Income and State Other Taxes. Except as otherwise provided in Section 2.05, State Income Tax and State Other Tax shall be allocated as follows:
(a)    Allocation of Tax Relating to XPO State Combined Income Tax Returns. With respect to any XPO State Combined Income Tax Return, XPO shall be responsible for any and all State Income Taxes due with respect to or required to be reported on any such Tax Return (including any increase in such Tax as a result of a Final Determination).
(b)    Allocation of Tax Relating to State Separate Income Tax Returns. (i) XPO shall be responsible for any and all State Income Taxes due with respect to or required to be reported on any XPO Separate Return and (ii) SpinCo shall be responsible for any and all State Income Taxes due or required to be reported on any SpinCo Separate Return; in each case, including any increase in such Tax as a result of a Final Determination.
(c)    Allocation of State Other Taxes. (i) XPO shall be responsible for any and all State Other Taxes due with respect to or required to be reported on any XPO Separate Return or any Joint Return that XPO or any member of the XPO Group is obligated to file under applicable Tax Law and (ii) SpinCo shall be responsible for any and all State Other Taxes due or required to be reported on any SpinCo Separate Return or any Joint Return that SpinCo or any member of the SpinCo Group is obligated to file under applicable Tax Law; in each case, including any increase in such Tax as a result of a Final Determination.
Section 2.04    Allocation of Foreign Taxes. Except as otherwise provided in Section 2.05, Foreign Income Tax and Foreign Other Tax shall be allocated as follows:
(a)    Allocation of Tax Relating to XPO Foreign Combined Income Tax Returns. XPO shall be responsible for any and all Foreign Income Taxes due with respect to or required to be reported on any XPO Foreign Combined Income Tax Return (including any increase in such Tax as a result of a Final Determination).
(b)    Allocation of Tax Relating to Foreign Separate Income Tax Returns. (i) XPO shall be responsible for any and all Foreign Income Taxes due with respect to or required to be reported on any XPO Separate Return and (ii) SpinCo shall be responsible for any and all Foreign Income Taxes due or required to be reported on any SpinCo Separate Return; in each case, including any increase in such Tax as a result of a Final Determination.
(c)    Allocation of Foreign Other Taxes. (i) XPO shall be responsible for any and all Foreign Other Taxes due with respect to or required to be reported on any XPO Separate Return or any Joint Return that XPO or any member of the XPO Group is obligated to file under applicable Tax Law and (ii) SpinCo shall be responsible for any and all Foreign Other Taxes due or required to be reported on any SpinCo Separate Return or any Joint Return that SpinCo or any member of the SpinCo Group is obligated to file under applicable Tax Law; in each case, including any increase in such Tax as a result of a Final Determination.
Section 2.05    Certain Transaction and Other Taxes.
(a)    SpinCo Liability. SpinCo shall be liable for, and shall indemnify and hold harmless the XPO Group from and against any liability for:
(i)    any stamp, sales and use, gross receipts, or other transfer Taxes imposed by any Tax Authority on any member of the SpinCo Group (if such member is primarily liable for such Tax) on the transfers occurring pursuant to the Transactions;
(ii)    any value-added or goods and services Tax imposed by any Tax Authority on any transfer occurring pursuant to the Transactions to the extent any member of the SpinCo Group is the transferee with respect to the relevant transfer;
(iii)    any Tax (other than Tax-Related Losses) resulting from a breach by SpinCo of any covenant made by SpinCo in this Agreement, the Separation and Distribution Agreement or any Ancillary Agreement; and
(iv)    any Tax-Related Losses for which SpinCo is responsible pursuant to Section 7.05.

The amounts for which SpinCo is liable pursuant to Section 2.05(a)(i), (ii), and (iii) shall include all accounting, legal, and other professional fees and court costs incurred in connection with the relevant Taxes.
(b)    XPO Liability. XPO shall be liable for, and shall indemnify and hold harmless the SpinCo Group from and against any liability for:
(i)    any stamp, sales and use, gross receipts, or other transfer Taxes imposed by any Tax Authority on any member of the XPO Group (if such member is primarily liable for such Tax) on the transfers occurring pursuant to the Transactions;
(ii)    any value-added or goods and services Tax imposed by any Tax Authority on any transfer occurring pursuant to the Transactions to the extent any member of the XPO Group is the transferee with respect to the relevant transfer;
(iii)    any Tax (other than Tax-Related Losses) resulting from a breach by XPO of any covenant made by XPO in this Agreement, the Separation and Distribution Agreement or any Ancillary Agreement; and
(iv)    any Tax-Related Losses for which XPO is responsible pursuant to Section 7.05.
The amounts for which XPO is liable pursuant to Section 2.05(b)(i), (ii), and (iii) shall include all accounting, legal, and other professional fees and court costs incurred in connection with the relevant Taxes.
Section 3.    Proration of Taxes for Straddle Periods.
(a)    General Method of Proration. In the case of any Straddle Period, Tax Items shall be apportioned between Pre-Deconsolidation Periods and Post-Deconsolidation Periods in accordance with the principles of Treasury Regulations Section 1.1502-76(b) as interpreted and applied by XPO in its sole and absolute discretion. With respect to the XPO Federal Consolidated Income Tax Return for the taxable year that includes the Distribution, XPO may determine in its sole and absolute discretion whether to make a ratable election under Treasury Regulations Section 1.1502-76(b)(2)(ii) with respect to SpinCo. SpinCo shall, and shall cause each member of the SpinCo Group to, take all actions necessary to give effect to any such election.
(b)    Transactions Treated as Extraordinary Item. In determining the apportionment of Tax Items between Pre-Deconsolidation Periods and Post-Deconsolidation Periods, any Tax Items relating to the Transactions shall be treated as extraordinary items described in Treasury Regulations Section 1.1502-76(b)(2)(ii)(C) and shall (to the extent arising on or prior to the Deconsolidation Date) be allocated to the Pre-Deconsolidation Period(s), and any Taxes related to such items shall be treated under Treasury Regulations Section 1.1502-76(b)(2)(iv) as relating to such extraordinary item and shall (to the extent arising on or prior to the Deconsolidation Date) be allocated to the Pre-Deconsolidation Period(s).

Section 4.    Preparation and Filing of Tax Returns.
Section 4.01    General. Except as otherwise provided in this Section 4, Tax Returns shall be prepared and filed when due (taking into account extensions) by the Person obligated to file such Tax Returns under the Code or applicable Tax Law. The Companies shall, and shall cause their respective Affiliates to, provide assistance and cooperation to one another in accordance with Section 8 with respect to the preparation and filing of Tax Returns (including by providing information required to be provided pursuant to Section 8).
Section 4.02    XPO’s Responsibility. XPO has the exclusive obligation and right to prepare and file, or to cause to be prepared and filed:
(a)    XPO Federal Consolidated Income Tax Returns for any Tax Periods ending before, on or after the Deconsolidation Date;
(b)    XPO State Combined Income Tax Returns, XPO Foreign Combined Income Tax Returns and any other Joint Returns that XPO determines, in its sole and absolute discretion, are required to be filed (or that XPO chooses to be filed) by XPO or any member of the XPO Group for Tax Periods ending before, on or after the Deconsolidation Date; and
(c)    XPO Separate Returns and SpinCo Separate Returns that XPO determines, in its sole and absolute discretion, are required to be filed by the Companies or any of their Affiliates for Tax Periods ending before, on or after the Deconsolidation Date (limited, in the case of SpinCo Separate Returns, to such Tax Returns as are required to be filed (taking into account extensions) on or before the Deconsolidation Date.
Section 4.03    SpinCo’s Responsibility. SpinCo shall prepare and file, or shall cause to be prepared and filed, all Tax Returns required to be filed by or with respect to members of the SpinCo Group other than those Tax Returns that XPO is required or entitled to prepare and file under Section 4.02. The Tax Returns required to be prepared and filed by SpinCo under this Section 4.03 shall include (a) any SpinCo Federal Consolidated Income Tax Return for Tax Periods ending after the Deconsolidation Date and (b) SpinCo Separate Returns required to be filed (taking into account extensions) after the Deconsolidation Date.
Section 4.04    Reserved.
Section 4.05    Tax Accounting Practices.
(a)    General Rule. Except as otherwise provided in Section 4.05(b), with respect to any Tax Return that SpinCo has the obligation and right to prepare and file, or cause to be prepared and filed, under Section 4.03, for any Pre-Deconsolidation Period or any Straddle Period (or any Tax Period beginning after the Deconsolidation Date to the extent items reported on such Tax Return could reasonably be expected to affect items reported on any Tax Return that XPO has the obligation or right to prepare), such Tax Return shall be prepared in accordance with past practices, accounting methods, elections, conventions, transfer pricing and Tax positions (“Past Practices”) used with respect to the Tax Returns in question (unless there is no

“reasonable basis” (or comparable standard under state, local or foreign law) for the use of such Past Practices), and to the extent any items are not covered by Past Practices (or in the event that there is no “reasonable basis” (or comparable standard under state, local or foreign law) for the use of such Past Practices), in accordance with reasonable Tax accounting practices selected by SpinCo (unless such Tax accounting practice would have an adverse and material impact on XPO, as determined by XPO in its sole and absolute discretion, in which case such Tax accounting practices shall be selected by SpinCo in consultation with XPO and with the written consent of XPO (such consent not to be unreasonably withheld, delayed or conditioned)). Except as otherwise provided in Section 4.05(b), XPO shall prepare any Tax Return that it has the obligation and right to prepare and file, or cause to be prepared and filed, under Section 4.02, in accordance with reasonable Tax accounting practices selected by XPO in its sole and absolute discretion.
(b)    Reporting of Transactions. Except to the extent otherwise required (x) by a change in applicable law or (y) as a result of a Final Determination, (i) neither XPO nor SpinCo shall (and neither shall permit or cause any member of its Group to) take any position that is inconsistent with the treatment of (A) any External Separation Transaction or the Internal Distribution, in each case, as having U.S. Tax-Free Status (or analogous status under state or local law) or (B) any Foreign Separation intended to have Foreign Tax-Free Status as having such status, and (ii) SpinCo shall not (and shall not permit or cause any member of the SpinCo Group to) take any position with respect to any material Tax Item on a Tax Return, or otherwise treat such Tax Item, in a manner that is inconsistent with the manner such Tax Item is reported on a Tax Return required to be prepared or filed by XPO pursuant to Section 4.02 (including, without limitation, the claiming of a deduction previously claimed on any such Tax Return); provided, however, that, notwithstanding anything to the contrary herein, (1) if XPO determines, in its sole and absolute discretion, that there has been a change in relevant facts after the Deconsolidation Date as a result of which (I) any External Separation Transaction or the Internal Distribution does not qualify for U.S. Tax-Free Status or (II) any Foreign Separation intended to have Foreign Tax-Free Status does not qualify for such status, then (2) XPO shall promptly notify SpinCo in writing and, following such notice, each of the Parties shall report such External Separation Transaction, Internal Distribution, or Foreign Separation, as applicable, in the manner set forth in such notice (and shall not be permitted to take positions inconsistent with such notice).
Section 4.06    Consolidated or Combined Tax Returns. SpinCo shall elect and join, and shall cause its Affiliates to elect and join, in filing any XPO State Combined Income Tax Returns and any Joint Returns that XPO determines, in its sole and absolute discretion, are required to be filed or that XPO chooses to file pursuant to Section 4.02(b). With respect to any Tax Return relating to any Tax Period (or portion thereof) ending on or prior to the Deconsolidation Date, which Tax Return otherwise would be a SpinCo Separate Return, SpinCo will elect and join, and will cause its Affiliates to elect and join, in filing consolidated, unitary, combined, or other similar joint Tax Returns, to the extent each entity is eligible to join in such Tax Returns, upon XPO’s request. In the event that, following the Deconsolidation Date, XPO or a member of the XPO Group makes a Tax election (other than consistent with Past Practices) with respect to any XPO Federal Consolidated Income Tax Return, XPO State Combined Income Tax Return or

XPO Foreign Combined Income Tax Return and XPO determines, in its sole and absolute discretion, that the making of such Tax election would have a material and adverse impact on the Tax liability or Tax attributes of any member of the SpinCo Group in a Tax Period ending after the Deconsolidation Date, XPO shall provide written notice of such determination to SpinCo within a reasonable period of time following such determination.
Section 4.07    Right to Review Tax Returns.
(a)    General. The Company that has responsibility for preparing and filing any material Tax Return under this Agreement shall make such Tax Return (or the relevant portions thereof) and related workpapers available for review by the other Company, if requested, to the extent the requesting party (i) is or would reasonably be expected to be liable for Taxes reflected on such Tax Return, (ii) is or would reasonably be expected to be liable for any additional Taxes owing as a result of adjustments to the amount of such Taxes reported on such Tax Return, (iii) has or would reasonably be expected to have a claim for Tax Benefits under this Agreement in respect of items reflected on such Tax Return, or (iv) reasonably requires such documents to confirm compliance with the terms of this Agreement; provided, however, that notwithstanding anything in this Agreement to the contrary, XPO shall not be required to make any XPO Federal Consolidated Income Tax Return available for review by SpinCo. The Company that has responsibility for preparing and filing such Tax Return under this Agreement shall use reasonable efforts to make such Tax Return (or the relevant portions thereof) and related workpapers available for review as required under this paragraph sufficiently in advance of the due date for filing such Tax Return to provide the requesting Party with a meaningful opportunity to review and comment on such Tax Return and shall consider such comments in good faith. The Companies shall attempt in good faith to resolve any material disagreement arising out of the review of such Tax Return and, failing such resolution, any material disagreement shall be resolved in accordance with the provisions of Section 14 as promptly as practicable.
(b)    Execution of Returns Prepared by Other Party. In the case of any Tax Return that is required to be prepared by one Company under this Agreement and that is required by law to be signed by the other Company (or by its authorized representative), the Company that is legally required to sign such Tax Return shall not be required to sign such Tax Return under this Agreement unless there is at least a “reasonable basis” (or comparable standard under state, local or foreign law) for the Tax treatment of each material item reported on the Tax Return.
Section 4.08    SpinCo Carrybacks and Claims for Refund. SpinCo hereby agrees that, unless XPO consents in writing, (a) no Adjustment Request with respect to any Joint Return shall be filed and (b) any available elections to waive the right to claim in any SpinCo Pre-Deconsolidation Period with respect to any Joint Return any SpinCo Carryback arising in a SpinCo Post-Deconsolidation Period shall be made, and no affirmative election shall be made to claim any such SpinCo Carryback; provided, however, that the Parties agree that any such Adjustment Request shall be made with respect to any SpinCo Carryback related to Federal Income Taxes or State Income Taxes, upon the reasonable request of SpinCo, if (i) such SpinCo

Carryback is necessary to prevent the loss of the Federal Income and/or State Income Tax Benefit of such SpinCo Carryback (including, but not limited to, an Adjustment Request with respect to a SpinCo Carryback of a federal or state capital loss arising in a Post-Deconsolidation Period to a Pre-Deconsolidation Period) and (ii) such Adjustment Request, based on XPO’s determination, in its sole and absolute discretion, will cause no Tax detriment to XPO, the XPO Group or any member of the XPO Group. Any Adjustment Request to which XPO consents under this Section 4.08 shall be prepared and filed by the Responsible Company with respect to the Tax Return to be adjusted, subject to Section 4.07.
Section 4.09    Apportionment of Earnings and Profits and Other Tax Attributes.
(a)    General. XPO shall use commercially reasonable efforts to determine or cause its designee to determine, in XPO’s sole and absolute discretion, the portion, if any, of (i) any Tax Attribute that must (absent a Final Determination to the contrary) be apportioned to (1) SpinCo or any member of the SpinCo Group from any member of the XPO Group and (2) XPO or any member of the XPO Group from any member of the SpinCo Group, in each case, in accordance with this Section 4.09 and applicable law, and (ii) the amount of Tax basis and earnings and profits (including, for the avoidance of doubt, PTEP) to be apportioned to (1) SpinCo or any member of the SpinCo Group from any member of the XPO Group and (2) XPO or any member of the XPO Group from any member of the SpinCo Group, in each case, in accordance with this Section 4.09 and applicable law, and shall provide written notice of the calculation thereof to SpinCo as soon as reasonably practicable after XPO or its designee prepares such calculation. For the absence of doubt, XPO shall not be liable to SpinCo or any member of the SpinCo Group for any failure of any determination under this Section 4.09 to be accurate or sustained under applicable law, including as the result of any Final Determination.
(b)    Tax Attributes.
(i)    Except as provided in clause (ii), all Tax Attributes with respect to consolidated Federal Income Tax of the XPO Affiliated Group and all Tax Attributes with respect to any consolidated, combined or unitary State Income Tax or Foreign Income Tax, in each case as of the Deconsolidation Date and arising in respect of a Joint Return (“Joint Return Tax Attributes”) shall be apportioned to XPO or any member of the XPO Group for use on the final XPO Federal Consolidated Income Tax Return, any final XPO State Combined Income Tax Return, any final Foreign Combined Income Tax Return or any other final Joint Return, as applicable, that includes SpinCo or any member of the SpinCo Group.
(ii)    Any Joint Return Tax Attributes remaining after the filing of the applicable final Joint Return pursuant to clause (i) that, as determined by XPO in its sole and absolute discretion, were generated by SpinCo or any member of the SpinCo Group and may be apportioned to SpinCo or any member of the SpinCo Group shall be apportioned to SpinCo or any member of the SpinCo Group; provided that in the case of a State Credit, such State Credit shall be apportioned to the Group and to the member of such Group that generated such State Credit, to the extent allowable by law.

(c)    Notices. Any written notice delivered by XPO pursuant to this Section 4.09 shall be binding on SpinCo and each member of the SpinCo Group and shall not be subject to dispute resolution; provided that XPO shall consider, in its sole and absolute discretion, any reasonable comments SpinCo may timely provide with respect to such written notice. Except to the extent otherwise required by a change in applicable law or pursuant to a Final Determination, SpinCo shall not take any position (whether on a Tax Return or otherwise) that is inconsistent with the information contained in any such written notice.
Section 4.10    Section 367 Transactions. SpinCo will not take or fail to take, and will not cause or permit any member of its Group to take or fail to take, any action that would cause XPO or any member of the XPO Group or SpinCo or any member of the SpinCo Group to recognize gain under Section 367 of the Code or the Treasury Regulations promulgated thereunder, to the extent such action is described in the Plan of Reorganization or notified in writing by XPO to SpinCo within 180 days following the Deconsolidation Date.
Section 5.    Tax Payments.
Section 5.01    Payment of Taxes with Respect to Tax Returns. Subject to Section 5.02, (a) the Responsible Company with respect to any Tax Return shall pay (or cause to be paid) any Tax required to be paid to the applicable Tax Authority on or before the relevant Payment Date, and (b) in the case of any adjustment pursuant to a Final Determination with respect to any Tax Return, the Responsible Company shall pay (or cause to be paid) to the applicable Tax Authority when due (taking into account any automatic or validly elected extensions, deferrals or postponements) any additional Tax due with respect to such Tax Return required to be paid as a result of such adjustment pursuant to a Final Determination.
Section 5.02    Indemnification Payments.
(a)    If a Company (the “Payor”) is required pursuant to Section 5.01 (or otherwise under applicable Tax Law) to pay to a Tax Authority a Tax for which the other Company (the “Required Party”) is liable, in whole or in part, under this Agreement (including, for the avoidance of doubt, any administrative or judicial deposit required to be paid by the Payor to a Tax Authority or other Governmental Authority to pursue any Tax Contest, to the extent the Required Party would be liable under this Agreement for any Tax resulting from such Tax Contest), the Required Party shall reimburse the Payor within 15 days of delivery by the Payor to the Required Party of an invoice for the amount due from the Required Party, accompanied by evidence of payment and a statement detailing the Taxes paid and describing in reasonable detail the particulars relating thereto. If the amount to be paid by the Required Party pursuant to this Section 5.02 is in respect of any Tax in excess of $20 million required to be paid by the Payor to a single Governmental Authority on or prior to a single due date (taking into account any automatic or validly elected extensions, deferrals or postponements), then the Required Party shall pay the Payor such amount no later than the later of (i) three days after delivery by the Payor to the Required Party of an invoice for the amount due, accompanied by a statement detailing the Taxes required to be paid and describing in reasonable detail the particulars relating thereto and (ii) three days prior to the due date for the payment of such Tax (taking into account any automatic or validly elected extensions, deferrals or postponements).

(b)    All indemnification payments under this Agreement shall be made by XPO directly to SpinCo, and by SpinCo directly to XPO; provided, however, that if the Companies mutually agree with respect to any such indemnification payment, (i) any member of the XPO Group, on the one hand, may make such indemnification payment to any member of the SpinCo Group, on the other hand, and (ii) any member of the SpinCo Group, on the one hand, may make such indemnification payment to any member of the XPO Group, as applicable.
Section 6.    Tax Benefits.
Section 6.01    Tax Benefits.
(a)    Except as provided in Section 6.01(b), (i) XPO shall be entitled to any refund (and any interest thereon received from the applicable Tax Authority) of Taxes that are related to a Joint Return and for which XPO is responsible pursuant to Section 2.02, 2.03 or 2.04 and of Taxes related to any XPO Separate Return, (ii) SpinCo shall be entitled to any refund (and any interest thereon received from the applicable Tax Authority) of Taxes that are related to a Joint Return and for which SpinCo is responsible pursuant to Section 2.02, 2.03 or 2.04 and of Taxes related to any SpinCo Separate Return and (iii) a Company receiving a refund to which the other Company is entitled hereunder in whole or in part shall pay over such refund (or portion thereof), net of cost (including Taxes) resulting therefrom, to such other Company within 30 days after such refund is received; provided, that, with respect to any refund (or any interest thereon received from the applicable Tax Authority) of Shared Taxes or Taxes for which both Companies are liable under Section 7.05(c)(i), each Company shall be entitled to the portion of such refund that reflects its proportionate liability for such Taxes, as determined by XPO in its sole and absolute discretion.
(b)    SpinCo shall be entitled to any refund that is attributable to, and would not have arisen but for, a SpinCo Carryback pursuant to the proviso set forth in Section 4.08; provided, however, that SpinCo shall indemnify and hold the members of the XPO Group harmless from and against any and all collateral Tax consequences resulting from or caused by any such SpinCo Carryback as determined by XPO in its sole and absolute discretion, including (but not limited to) the loss or postponement of any benefit from the use of Tax Attributes generated by a member of the XPO Group or an Affiliate thereof if (x) such Tax Attributes expire unutilized, but would have been utilized but for such SpinCo Carryback or (y) the use of such Tax Attributes is postponed to a later Tax Period than the Tax Period in which such Tax Attributes would have been utilized but for such SpinCo Carryback. Any such payment of such refund made by XPO to SpinCo pursuant to this Section 6.01(b) shall be recalculated in light of any Final Determination (or any other facts that may arise or come to light after such payment is made, such as a carryback of an XPO Group Tax Attribute to a Tax Period in respect of which such refund is received) that would affect the amount to which SpinCo is entitled, and an appropriate adjusting payment shall be made by SpinCo to XPO such that the aggregate amount paid pursuant to this Section 6.01(b) equals such recalculated amount.
(c)    If (i) (A) a member of the SpinCo Group actually realizes in cash any Tax Benefit as a result of an adjustment pursuant to a Final Determination or reporting required by clause (x) or clause (y) of Section 4.05(b), in each case, that increases Taxes for which a member of the XPO Group is liable hereunder (or reduces any Tax Attribute of a member of the XPO Group) and such Tax Benefit would not have arisen but for such adjustment or reporting (determined on a “with and without” basis), or (B) a member of the XPO Group actually realizes in cash any Tax Benefit as a result of an adjustment pursuant to a Final Determination or reporting required by clause (x) or clause (y) of Section 4.05(b), in each case, that increases Taxes for which a member of the SpinCo Group is liable hereunder (or reduces any Tax Attribute of a member of the SpinCo Group) and such Tax Benefit would not have arisen but for such adjustment or reporting (determined on a “with and without” basis), and (ii) the aggregate Tax Benefit realized or realizable by a member of the SpinCo Group or a member of the XPO Group, as applicable, as a result of such adjustment or reporting would reasonably be expected to exceed $1 million, then, SpinCo or XPO, as the case may be, shall make a payment to XPO or SpinCo, as appropriate, within 30 days following such actual realization of the Tax Benefit in an amount equal to such Tax Benefit actually realized in cash (including any Tax Benefit actually realized as a result of the payment); provided, further, that no Company (or any Affiliate of any Company) shall be obligated to make a payment otherwise required pursuant to this Section 6.01(c) to the extent making such payment would place such Company (or any of its Affiliates) in a less favorable net after-Tax position than such Company (or such Affiliate) would have been in if the relevant Tax Benefit had not been realized. If a Company or one of its Affiliates pays over any amount pursuant to the preceding sentence and such Tax Benefit is subsequently disallowed or adjusted, the Parties shall promptly make appropriate payments (including in respect of any interest paid or imposed by any Tax Authority) to reflect such disallowance or adjustment.
(d)    No later than 30 days after a Tax Benefit described in Section 6.01(c) is actually realized in cash by a member of the XPO Group or a member of the SpinCo Group, XPO (if a member of the XPO Group actually realizes such Tax Benefit) or SpinCo (if a member of the SpinCo Group actually realizes such Tax Benefit) shall provide the other Company with a written calculation of the amount payable to such other Company by XPO or SpinCo pursuant to this Section 6. In the event that XPO or SpinCo disagrees with any such calculation described in this Section 6.01(d), XPO or SpinCo shall so notify the other Company in writing within 30 days of receiving the written calculation set forth above in this Section 6.01(d). XPO and SpinCo shall endeavor in good faith to resolve such disagreement, and, failing that, the amount payable under this Section 6 shall be determined in accordance with the provisions of Section 14 as promptly as practicable.
(e)    Any Party that realizes a Tax Benefit generated under an agreement pursuant to which the applicable advisor is compensated on a contingency fee basis is responsible for such contingency fee, regardless of the Party that executed such agreement.
Section 6.02    XPO and SpinCo Income Tax Deductions in Respect of Certain Equity Awards and Incentive Compensation. To the extent permitted by applicable law, Income Tax deductions arising by reason of exercises of options or vesting or settlement following the Distribution of Parent Awards or SpinCo Awards held by any Person shall be claimed (i) in the case of a Parent Group Employee or Former Parent Group Employee, solely by the XPO Group, (ii) in the case of a SpinCo Group Employee or Former SpinCo Group Employee, solely by the

SpinCo Group and (iii) in the case of a non-employee director, by the Company for which the director serves as a director following the Distribution; provided, that in the case of any director who serves on the boards of directors of XPO and SpinCo, XPO shall be entitled only to the deductions arising in respect of Parent Awards or SpinCo Awards in existence at the time of the Distribution or (in the case of Parent Awards) issued by XPO thereafter, and SpinCo shall be entitled only to the deductions arising in respect of SpinCo Awards issued by SpinCo following the Distribution.
Section 7.    Tax-Free Status.
Section 7.01    Representations.
(a)    Each of XPO and SpinCo hereby represents and warrants that (i) it has reviewed the Representation Letters and the Tax Opinions and (ii) subject to any qualifications therein, all information, representations and covenants contained therein that relate to such Company or any member of its Group are true, correct and complete.
(b)    SpinCo hereby represents and warrants that it has no plan or intention of taking any action, or failing to take any action (or causing or permitting any member of its Group to take or fail to take any action), that could reasonably be expected to cause any representation, covenant, or factual statement made in this Agreement, the Separation and Distribution Agreement, any Representation Letters, any of the Ancillary Agreements or any of the Tax Opinions to be untrue.
(c)    SpinCo hereby represents and warrants that, during the two-year period ending on the Deconsolidation Date, there was no “agreement, understanding, arrangement, substantial negotiations or discussions” (as such terms are defined in Treasury Regulations Section 1.355-7(h)) by any one or more officers or directors of any member of the SpinCo Group or by any other person or persons with the implicit or explicit permission of one or more of such officers or directors regarding an acquisition of all or a significant portion of the SpinCo Capital Stock (or the Capital Stock of any member of the SpinCo Group that was a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(b) of the Code) in the Internal Distribution or any predecessor of SpinCo or such member of the SpinCo Group); provided, however, that no representation is made regarding the absence of any “agreement, understanding, arrangement, substantial negotiations or discussions” (as such terms are defined in Treasury Regulations Section 1.355-7(h)) by any one or more officers or directors of XPO (or by any other person or persons with the implicit or explicit permission of one or more of such officers or directors) who are not officers or directors of SpinCo.
Section 7.02    Restrictions on SpinCo.
(a)    SpinCo agrees that it will not take or fail to take, and will not cause or permit any of its Affiliates to take or fail to take, any action where such action or failure to act would be inconsistent with or cause to be untrue any material, information, covenant or representation in this Agreement, the Separation and Distribution Agreement (including the Plan of Reorganization), any of the Ancillary Agreements, any Representation Letters, or any Tax

Opinion. SpinCo agrees that it will not take or fail to take, and will not cause or permit any of its Affiliates to take or fail to take, any action where such action or failure to act would, or could reasonably be expected to, prevent U.S. Tax-Free Status or Foreign Tax-Free Status.
(b)    SpinCo agrees that, from the date hereof until the first day after the Restriction Period, it will (and will cause its “separate affiliated group” (as defined in Section 355(b)(3)(B) of the Code) to) (i) maintain the active conduct (as defined in Section 355(b)(2) of the Code and the Treasury Regulations promulgated thereunder) of the SpinCo Active Trade or Business and (ii) not engage in any transaction that would result in it ceasing to be engaged in the SpinCo Active Trade or Business for purposes of Section 355(b)(2) of the Code. SpinCo further agrees that, from the date hereof until the first day after the Restriction Period, it will cause each member of the SpinCo Group that was a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(b) of the Code) in the Internal Distribution (and such member’s “separate affiliated group” (as defined in Section 355(b)(3)(B) of the Code)) to (x) maintain the active conduct (as defined in Section 355(b)(2) of the Code and the Treasury Regulations promulgated thereunder) of the trade or business(es) relied upon to satisfy Section 355(b) of the Code with respect to the Internal Distribution (as described in the relevant Representation Letters, and/or relevant Tax Opinion), as conducted immediately prior to the Internal Distribution and (y) not engage in any transaction that would result in such member ceasing to be engaged in the active conduct of such trade or business for purposes of Section 355(b)(2) of the Code.
(c)    Reserved.
(d)    SpinCo agrees that, from the date hereof until the first day after the Restriction Period, it will not:
(A)    enter into any Proposed Acquisition Transaction or, to the extent SpinCo has the right to prohibit any Proposed Acquisition Transaction, permit any Proposed Acquisition Transaction to occur (whether by (1) redeeming rights under a shareholder rights plan, (2) finding a tender offer to be a “permitted offer” under any such plan or otherwise causing any such plan to be inapplicable or neutralized with respect to any Proposed Acquisition Transaction or (3) approving any Proposed Acquisition Transaction, whether for purposes of Section 203 of the DGCL or any similar corporate statute, any “fair price” or other provision of SpinCo’s charter or bylaws or otherwise),
(B)    merge or consolidate with any other Person or liquidate or partially liquidate,
(C)    in a single transaction or series of transactions (1) sell or transfer (other than sales or transfers of inventory in the ordinary course of business) all or substantially all of the assets that were transferred to SpinCo pursuant to the Contribution, (2) sell or transfer to any Person that is not a member of SpinCo’s “separate affiliated group” (as defined in Section 355(b)(3)(B) of the Code) 30% or more of the gross assets of the SpinCo Active Trade or Business, or (3) sell or transfer 30% or more of the consolidated gross assets of SpinCo and its Affiliates,

(D)    redeem or otherwise repurchase (directly or through a SpinCo Affiliate) any SpinCo Capital Stock, or rights to acquire SpinCo Capital Stock, except to the extent such repurchases satisfy Section 4.05(1)(b) of Revenue Procedure 96-30 (as in effect prior to the amendment by Revenue Procedure 2003-48),
(E)    amend its certificate of incorporation (or other organizational documents) or take any other action, whether through a stockholder vote or otherwise, affecting the voting rights of SpinCo Capital Stock (including, without limitation, through the conversion of one class of SpinCo Capital Stock into another class of SpinCo Capital Stock),
(F)    take any other action or actions (including any action or transaction that would be reasonably likely to be inconsistent with any representation or covenant made in this Agreement, the Separation and Distribution Agreement, any of the Ancillary Agreements, any Representation Letters or any Tax Opinion) that, in the aggregate (and taking into account any other transactions described in this subparagraph (d)), would be reasonably likely to have the effect of causing or permitting one or more persons to acquire, directly or indirectly, Capital Stock representing a Fifty-Percent or Greater Interest in SpinCo or otherwise jeopardize the U.S. Tax-Free Status of the Distribution or the Internal Distribution, or
(G)    cause or permit any member of the SpinCo Group that was a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(b) of the Code) in the Internal Distribution to take any action or enter into any transaction described in the preceding clauses (B), (C), (D), (E) or (F) (substituting references therein to “SpinCo,” the “ Contribution,” the “SpinCo Active Trade or Business” and “SpinCo Capital Stock” with references to the relevant corporation, the transfer of assets to such corporation pursuant to the Transactions, the active conduct of the trade or business(es) relied upon with respect to the Internal Distribution (as described in the relevant Representation Letters and/or relevant Tax Opinion) for purposes of Section 355(b)(2) of the Code and the Capital Stock of such corporation), unless, in each case, prior to taking any such action set forth in the foregoing clauses (A) through (G), (x) SpinCo shall have requested that XPO obtain a private letter ruling from the IRS and/or any other applicable Tax Authority in accordance with Sections 7.04(b) and (d) to the effect that such transaction will not affect the U.S. Tax-Free Status of any External Separation Transaction or the Internal Distribution, and XPO shall have received such a private letter ruling in form and substance satisfactory to XPO in its sole and absolute discretion (and in determining whether a private letter ruling is satisfactory, XPO may consider, among other factors, the appropriateness of any underlying assumptions and management’s representations made in connection with such private letter ruling), (y) SpinCo shall have provided XPO with an Unqualified Tax Opinion in form and substance satisfactory to XPO in its sole and absolute discretion (and in determining whether an opinion is satisfactory, XPO may consider, among other factors, the appropriateness of any underlying assumptions and management’s representations if used as a basis for the opinion and XPO may determine that no opinion would be acceptable to XPO) or (z) XPO shall have waived the requirement to obtain such private letter ruling or Unqualified Tax Opinion.
(e)    Certain Acquisitions of SpinCo Capital Stock. If SpinCo proposes to enter into any Section 7.02(e) Acquisition Transaction or, to the extent SpinCo has the right to prohibit any Section 7.02(e) Acquisition Transaction, proposes to permit any Section 7.02(e) Acquisition Transaction to occur, in each case, during the period from the date hereof until the first day after the Restriction Period, SpinCo shall provide XPO, no later than ten days following the signing of any written agreement with respect to the Section 7.02(e) Acquisition Transaction, with a written description of such transaction (including the type and amount of SpinCo Capital Stock to be issued in such transaction) and a certificate of the Chief Financial Officer of SpinCo to the effect that the Section 7.02(e) Acquisition Transaction is not a Proposed Acquisition Transaction or any other transaction to which the requirements of Section 7.02(d) apply (a “SpinCo CFO Certificate”).
(f)    Certain Additional Restrictions on SpinCo. SpinCo shall not (and shall not cause or permit any of its Subsidiaries to) take any action set forth on Schedule 7.02(f).
Section 7.03    Restrictions on XPO. XPO agrees that it will not take or fail to take, or cause or permit any member of the XPO Group to take or fail to take, any action where such action or failure to act would be inconsistent with or cause to be untrue any material, information, covenant or representation in this Agreement, the Separation and Distribution Agreement, any of the Ancillary Agreements, any Representation Letters, or any Tax Opinion. XPO agrees that it will not take or fail to take, or cause or permit any member of the XPO Group to take or fail to take, any action where such action or failure to act would or could reasonably be expected to prevent U.S. Tax-Free Status or Foreign Tax-Free Status.
Section 7.04    Procedures Regarding Opinions and Rulings.
(a)    If SpinCo notifies XPO that it desires to take one of the actions described in clauses (A) through (G) of Section 7.02(d) (a “Notified Action”), XPO and SpinCo shall reasonably cooperate to attempt to obtain the private letter ruling or Unqualified Tax Opinion referred to in Section 7.02(d), unless XPO shall have waived the requirement to obtain such private letter ruling or Unqualified Tax Opinion.
(b)    Rulings or Unqualified Tax Opinions at SpinCo’s Request. At the reasonable request of SpinCo pursuant to Section 7.02(d), XPO shall cooperate with SpinCo and use commercially reasonable efforts to seek to obtain, as expeditiously as reasonably practicable, a private letter ruling from the IRS or an Unqualified Tax Opinion for the purpose of permitting SpinCo to take the Notified Action. Further, in no event shall XPO be required to file any request for a private letter ruling under this Section 7.04(b) unless SpinCo represents that (i) it has reviewed the request for such private letter ruling and (ii) all information and representations, if any, relating to any member of the SpinCo Group, contained in the related documents are (subject to any qualifications therein) true, correct and complete. SpinCo shall reimburse XPO for all reasonable costs and expenses incurred by the XPO Group in obtaining a private letter ruling or Unqualified Tax Opinion requested by SpinCo within 15 business days after receiving an invoice from XPO therefor.
(c)    Rulings or Tax Opinions at XPO’s Request. XPO shall have the right to seek a private letter ruling (or other ruling) from the IRS (and/or any other applicable Tax Authority) concerning any Transaction (including the impact of any transaction thereon) or an Unqualified Tax Opinion (or other opinion of a Tax Advisor with respect to any of the Transactions) at any time in its sole and absolute discretion. If XPO determines to seek such a private letter ruling (or other ruling) or an Unqualified Tax Opinion (or other opinion), SpinCo shall (and shall cause each of its Affiliates to) cooperate with XPO and take any and all actions reasonably requested by XPO in connection with obtaining the private letter ruling (or other ruling) or Unqualified Tax Opinion (or other opinion) (including, without limitation, by making any representation or covenant or providing any materials or information requested by the IRS (and/or any other applicable Tax Authority) or any Tax Advisor; provided, that SpinCo shall not be required to make (or cause any of its Affiliates to make) any representation or covenant that is inconsistent with historical facts or as to future matters or events over which it has no control). XPO and SpinCo shall each bear its own costs and expenses in obtaining such a private letter ruling (or other ruling) or an Unqualified Tax Opinion (or other opinion) requested by XPO.
(d)    Ruling Process Control. SpinCo hereby agrees that XPO shall have sole and exclusive control over the process of obtaining any private letter ruling (or other ruling) and that only XPO shall apply for such a private letter ruling (or other ruling). In connection with obtaining a private letter ruling pursuant to Section 7.04(b), XPO shall (i) keep SpinCo informed in a timely manner of all material actions taken or proposed to be taken by XPO in connection therewith; (ii) (A) reasonably in advance of the submission of any related private letter ruling documents provide SpinCo with a draft copy thereof, (B) reasonably consider SpinCo’s comments on such draft copy and (C) provide SpinCo with a final copy; and (iii) provide SpinCo with notice reasonably in advance of, and SpinCo shall have the right to attend, any formally scheduled meetings with the IRS (subject to the approval of the IRS) that relate to such private letter ruling. Neither SpinCo nor any of its directly or indirectly controlled Affiliates shall seek any guidance from the IRS or any other Tax Authority (whether written, verbal or otherwise) at any time concerning any Transaction that is the subject of a Tax Opinion (including the impact of any transaction on any of the foregoing).
Section 7.05    Liability for Tax-Related Losses.
(a)    Notwithstanding anything in this Agreement or the Separation and Distribution Agreement to the contrary, subject to Section 7.05(c), SpinCo shall be responsible for, and shall indemnify and hold harmless XPO, its Affiliates and its officers, directors and employees from and against, 100% of any Tax-Related Losses that are attributable to or result from any one or more of the following: (A) the acquisition, after the Effective Time, of all or a portion of SpinCo’s Capital Stock and/or its or its subsidiaries’ assets (including any Capital Stock of any member of the SpinCo Group that was a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(b) of the Code) in the Internal Distribution) by any means whatsoever by any Person(s), (B) any action or failure to act by SpinCo after the

Distribution (including, without limitation, any amendment to SpinCo’s certificate of incorporation (or other organizational documents), whether through a stockholder vote or otherwise) affecting the voting rights of SpinCo Capital Stock (including, without limitation, through the conversion of one class of SpinCo Capital Stock into another class of SpinCo Capital Stock), (C) any act or failure to act by SpinCo or any SpinCo Affiliate described in Section 7.02 (regardless whether such act or failure to act is covered by a private letter ruling, Unqualified Tax Opinion or waiver described in clause (x), (y) or (z) of Section 7.02(d) or in a SpinCo CFO Certificate described in Section 7.02(e)(i)) or (D) any breach by SpinCo of its agreement and representations set forth in Section 7.01 (other than Section 7.01(a)).
(b)    Notwithstanding anything in this Agreement or the Separation and Distribution Agreement to the contrary, subject to Section 7.05(c), XPO shall be responsible for, and shall indemnify and hold harmless SpinCo, its Affiliates and each of its officers, directors and employees from and against, 100% of any Tax-Related Losses that are attributable to, or result from any one or more of the following: (i) the acquisition, after the Effective Time, of all or a portion of XPO’s Capital Stock and/or its or its subsidiaries’ assets (including any Capital Stock of any member of the XPO Group that was a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(b) of the Code) in the Internal Distribution) by any means whatsoever by any Person(s) or (ii) any act or failure to act by XPO or a member of the XPO Group described in Section 7.03.
(c)
(i)    To the extent that any Tax-Related Loss is subject to indemnity under Sections 7.05(a) and (b), responsibility for such Tax-Related Loss shall be shared by SpinCo and XPO according to relative fault.
(ii)    Notwithstanding anything in Section 7.05(b) or (c)(i) or any other provision of this Agreement or the Separation and Distribution Agreement to the contrary:
(A)    with respect to (1) any Tax-Related Loss resulting from the application of Section 355(e) or Section 355(f) of the Code (other than as a result of an acquisition of a Fifty-Percent or Greater Interest in XPO or any member of the XPO Group that was a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(b) of the Code) in the Internal Distribution) and (2) any other Tax-Related Loss, in each case, resulting, in whole or in part, from an acquisition after the Distribution of any Capital Stock or assets of SpinCo (or any SpinCo Affiliate) by any means whatsoever by any Person or any action or failure to act by SpinCo affecting the voting rights of SpinCo, SpinCo shall be responsible for, and shall indemnify and hold harmless XPO, its Affiliates, and each of its officers, directors and employees from and against, 100% of such Tax-Related Loss;
(B)    for purposes of calculating the amount and timing of any Tax-Related Loss for which SpinCo is responsible under this Section 7.05, Tax-Related Losses shall be calculated by assuming that XPO, the XPO Affiliated Group and each member of the XPO Group (1) pay Tax at the highest marginal corporate Tax rates in effect in each relevant Tax Period and (2) have no Tax Attributes in any relevant Tax Period; and
(iii)    Notwithstanding anything in Section 7.05(a) or (c)(i) or any other provision of this Agreement or the Separation and Distribution Agreement to the contrary, with respect to (A) any Tax-Related Loss resulting from the application of Section 355(e) or Section 355(f) of the Code (other than as a result of an acquisition of a Fifty-Percent or Greater Interest in SpinCo or any member of the SpinCo Group that was a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(b) of the Code) in the Internal Distribution) and (B) any other Tax-Related Loss, in each case, resulting, in whole or in part, from an acquisition after the Distribution of any Capital Stock or assets of XPO (or any XPO Affiliate) by any means whatsoever by any Person (other than as a result of an acquisition in the Internal Distribution), XPO shall be responsible for, and shall indemnify and hold harmless SpinCo, its Affiliates, and each of its officers, directors and employees from and against, 100% of such Tax-Related Loss.
(d)    Allocation of Certain Separation-Related Taxes. Each of XPO and SpinCo shall be liable for, and shall indemnify and hold harmless the SpinCo Group or the XPO Group, as applicable, from and against any liability for Tax-Related Losses with respect to Income Taxes (except to the extent (A) such Tax is a Tax-Related Loss for which SpinCo or XPO is responsible pursuant to Section 7.05(a) or (b), respectively, or (B) XPO or SpinCo would otherwise be responsible for such amounts pursuant to Section 7.05(c)) (such Taxes, “Shared Taxes”) in the proportions set forth on Schedule 7.05(d).
(e)    Notwithstanding any other provision of this Agreement or the Separation and Distribution Agreement to the contrary:
(i)    SpinCo shall pay XPO the amount for which SpinCo has an indemnification obligation under this Section 7.05: (A) in the case of Tax-Related Losses described in clause (a) of the definition of Tax-Related Losses, no later than the later of (x) seven business days after delivery by XPO to SpinCo of an invoice for the amount of such Tax-Related Losses or (y) three business days prior to the date XPO files, or causes to be filed, the applicable Tax Return for the year of the relevant transaction, as applicable (the “XPO Filing Date”) (provided, that if such Tax-Related Losses arise pursuant to a Final Determination described in clause (a), (b) or (c) of the definition of “Final Determination,” then SpinCo shall pay XPO no later than the later of (x) seven business days after delivery by XPO to SpinCo of an invoice for the amount of such Tax-Related Losses or (y) three business days prior to the date for making payment with respect to such Final Determination) and (B) in the case of Tax-Related Losses described in clause (b) or (c) of the definition of Tax-Related Losses, no later than the later of (x) 7 business days after delivery by XPO to SpinCo of an invoice for the amount of such Tax-Related Losses or (y) two business days after the date XPO pays such Tax-Related Losses.
(ii)    XPO shall pay SpinCo the amount for which XPO has an indemnification obligation under this Section 7.05: (A) in the case of Tax-Related Losses described in clause (a) of the definition of Tax-Related Losses, no later than the later of (x) seven business days after delivery by SpinCo to XPO of an invoice for the amount of such Tax-Related

Losses or (y) three business days prior to the date SpinCo files, or causes to be filed, the applicable Tax Return for the year of the relevant transaction, as applicable (the “SpinCo Filing Date”) (provided, that if such Tax-Related Losses arise pursuant to a Final Determination described in clause (a), (b) or (c) of the definition of “Final Determination,” then XPO shall pay SpinCo no later than the later of (x) seven business days after delivery by SpinCo to XPO of an invoice for the amount of such Tax-Related Losses or (y) three business days prior to the date for making payment with respect to such Final Determination); and (B) in the case of Tax-Related Losses described in clause (b) or (c) of the definition of Tax-Related Losses, no later than the later of (x) seven business days after delivery by SpinCo to XPO of an invoice for the amount of such Tax-Related Losses or (y) two business days after the date SpinCo pays such Tax-Related Losses.
Section 7.06    Section 336(e) Election. If XPO determines, in its sole and absolute discretion, that one or more protective elections under Section 336(e) of the Code (each, a “Section 336(e) Election”) shall be made with respect to the Distribution and/or the Internal Distribution, SpinCo shall (and shall cause any relevant member of the SpinCo Group to) join with XPO and/or any relevant member of the XPO Group, as applicable, in the making of any such election and shall take any action reasonably requested by XPO or that is otherwise necessary to give effect to any such election (including making any other related election). If a Section 336(e) Election is made with respect to the Distribution and/or the Internal Distribution, then this Agreement shall be amended in such a manner as is determined by XPO in its sole and absolute discretion to take into account such Section 336(e) Election(s), including by requiring that, in the event (a) the Contribution, Distribution, or the Internal Distribution fails to have U.S. Tax-Free Status and (b) a Company (or such Company’s Group) that does not have exclusive responsibility pursuant to this Agreement for Tax-Related Losses arising from such failure actually realizes in cash a Tax Benefit from the step-up in Tax basis resulting from the Section 336(e) Election, such Company shall pay over to the Company that has exclusive responsibility pursuant to this Agreement for such Tax-Related Losses any such Tax Benefits realized (provided, that, if such Tax-Related Losses are Shared Taxes or Taxes for which more than one Company is liable under Section 7.05(c)(i), the Company that actually realizes in cash the Tax Benefit resulting from the relevant Section 336(e) Election shall pay over to the other Company responsible for such Taxes the percentage of any such Tax Benefits realized that corresponds to such Company’s percentage share of such Taxes).
Section 7.07    Certain Assumptions. For purposes of determining whether any transaction or series of transactions is a Section 7.02(e) Acquisition Transaction or a Proposed Acquisition Transaction, it shall be assumed that certain transactions resulted in one or more persons acquiring directly or indirectly common stock representing no less than the Specified Percentage Interest in SpinCo for purposes of Section 355(e) of the Code.
Section 8.    Assistance and Cooperation.
Section 8.01    Assistance and Cooperation.
(a)    Each of the Companies shall provide (and shall cause its Affiliates to provide) the other Company and its agents, including accounting firms and legal counsel, with such cooperation or information as they may reasonably request in connection with (i) preparing and filing Tax Returns, (ii) determining the liability for and amount of any Taxes due (including estimated Taxes) or the right to and amount of any refund of Taxes, (iii) examinations of Tax Returns and (iv) any administrative or judicial proceeding in respect of Taxes assessed or proposed to be assessed. Such cooperation shall include making available, upon reasonable notice, all information and documents in its possession relating to the other Company and its Affiliates as provided in Section 9. Each of the Companies shall also make available to the other Company, as reasonably requested and available, personnel (including employees and agents of the Companies or their respective Affiliates) responsible for preparing, maintaining and interpreting information and documents relevant to Taxes. In addition, SpinCo shall provide (and shall cause its Affiliates to provide) XPO and its agents, including accounting firms and legal counsel, with such cooperation or information as they may reasonably request in connection with the preparation and filing of any Tax Return (including any statement, agreement or informational Tax Return) or in connection with any potential election by XPO under Treasury Regulations Section 1.245A-5(e)(3)(i) to close the taxable year of any controlled foreign corporation transferred to the SpinCo Group (which election shall be made at XPO’s sole and absolute discretion).
(b)    Any information or documents provided under this Section 8 or Section 9 shall be kept confidential by the Company receiving the information or documents, except as may otherwise be necessary in connection with the filing of Tax Returns or in connection with any administrative or judicial proceedings relating to Taxes. Notwithstanding any other provision of this Agreement or any other agreement, in no event shall either Company or any of its Affiliates be required to provide the other Company or any of its Affiliates or any other Person access to or copies of any information if such action could reasonably be expected to result in the waiver of any Privilege. In addition, in the event that either Company determines that the provision of any information to the other Company or its respective Affiliates could be commercially detrimental, violate any law or agreement or waive any Privilege, the Parties shall use reasonable best efforts to permit compliance with their obligations under this Section 8 or Section 9 in a manner that avoids any such harm or consequence.
Section 8.02    Income Tax Return Information. XPO and SpinCo acknowledge that time is of the essence in relation to any request for information, assistance or cooperation made by SpinCo or XPO pursuant to Section 8.01 or this Section 8.02. XPO and SpinCo acknowledge that failure to comply with the deadlines set forth herein or reasonable deadlines otherwise set by SpinCo or XPO could cause irreparable harm. Each Company shall provide to the other Company information and documents relating to its Group required by such other Company to prepare its Tax Returns. Any information or documents required by the Company that is responsible for preparing such Tax Returns under this Agreement shall be provided in such form as the preparing Company reasonably requests and in sufficient time for such Tax Returns to be filed on a timely basis; provided, that, this Section 8.02 shall not apply to information governed by Section 4.09. In the event that, following the Deconsolidation Date, SpinCo receives notice from any Tax Authority that any Foreign Income Taxes reported on any Tax Return for a Tax Period ending on or prior to the Deconsolidation Date may be subject to adjustment, SpinCo shall provide written notice thereof to XPO promptly following receipt of such notice.

Section 8.03    Reliance by XPO. If any member of the SpinCo Group supplies information to a member of the XPO Group in connection with a Tax liability and an officer of a member of the XPO Group signs a statement or other document under penalties of perjury in reliance upon the accuracy of such information, then, upon the written request of XPO identifying the information being so relied upon, the Chief Financial Officer of SpinCo (or any officer of SpinCo as designated by the Chief Financial Officer of SpinCo) shall certify in writing that to his or her knowledge (based upon consultation with appropriate employees) the information so supplied is accurate and complete. SpinCo agrees to indemnify and hold harmless each member of the XPO Group and its directors, officers and employees from and against any fine, penalty, or other cost or expense of any kind attributable to a member of the SpinCo Group having supplied, pursuant to this Section 8, a member of the XPO Group with inaccurate or incomplete information in connection with a Tax liability.
Section 8.04    Reliance by SpinCo. If any member of the XPO Group supplies information to a member of the SpinCo Group in connection with a Tax liability and an officer of a member of the SpinCo Group signs a statement or other document under penalties of perjury in reliance upon the accuracy of such information, then upon the written request of SpinCo identifying the information being so relied upon, the Chief Financial Officer of XPO (or any officer of XPO as designated by the Chief Financial Officer of XPO) shall certify in writing that to his or her knowledge (based upon consultation with appropriate employees) the information so supplied is accurate and complete. XPO agrees to indemnify and hold harmless each member of the SpinCo Group and its directors, officers and employees from and against any fine, penalty, or other cost or expense of any kind attributable to a member of the XPO Group having supplied, pursuant to this Section 8, a member of the SpinCo Group with inaccurate or incomplete information in connection with a Tax liability; provided, that, this Section 8.04 shall not apply to information governed by Section 4.09.
Section 9.    Tax Records.
Section 9.01    Retention of Tax Records. Each Company shall preserve and keep all Tax Records exclusively relating to the assets and activities of its Group for the relevant Pre-Deconsolidation Period(s), and XPO shall preserve and keep all other Tax Records relating to Taxes of the Groups for the relevant Pre-Deconsolidation Periods, for so long as the contents thereof may become material in the administration of any matter under the Code or other applicable Tax Law, but in any event until the later of (a) the expiration of any applicable statutes of limitations, or (b) ten years after the Deconsolidation Date (such later date, the “Retention Date”). After the Retention Date, each Company may dispose of such Tax Records upon 90 days’ prior written notice to the other Company. If, prior to the Retention Date, a Company reasonably determines that any Tax Records that it would otherwise be required to preserve and keep under this Section 9 are no longer material in the administration of any matter under the Code or other applicable Tax Law and the other Company agrees, then such first Company may dispose of such Tax Records upon 90 days’ prior notice to the other Company. Any notice of an intent to dispose given pursuant to this Section 9.01 shall include a list of the Tax Records to be disposed of describing in reasonable detail the files, books or other records being disposed. The notified Company shall have the opportunity, at its cost and expense, to copy or remove, within such 90-day period, all or any part of such Tax Records.
Section 9.02    Access to Tax Records. Each of the Companies and their respective Affiliates shall make available to each other for inspection and copying during normal business hours upon reasonable notice all Tax Records for Pre-Deconsolidation Periods to the extent reasonably required by the other Company in connection with the preparation of financial accounting statements, audits, litigation, or the resolution of items under this Agreement.
Section 10.    Tax Contests.
Section 10.01    Notice. Each of the Companies shall provide prompt notice to the other of any written communication from a Tax Authority regarding any pending or threatened Tax audit, assessment or proceeding or other Tax Contest for which it may be entitled to indemnification by the other Company hereunder. Such notice shall include copies of the pertinent portion of any written communication from a Tax Authority and contain factual information (to the extent known) describing any asserted Tax liability in reasonable detail. The failure of one Company to notify the other of such communication in accordance with the immediately preceding sentences shall not relieve the other Company of any liability or obligation to pay such Tax or make indemnification payments under this Agreement, except to the extent that the failure timely to provide such notification actually prejudices the ability of the other Company to contest such Tax liability or increases the amount of such Tax liability.
Section 10.02    Control of Tax Contests.
(a)    Joint Returns. In the case of any Tax Contest with respect to any Joint Return that was filed prior to the Deconsolidation Date or for which XPO is otherwise the Responsible Company, XPO shall have exclusive control over such Tax Contest, including exclusive authority with respect to any settlement of such Tax liability, subject to Section 10.02(b), and shall be solely responsible for any Tax liability resulting from such Tax Contest (and all accounting, legal and other professional fees and court costs incurred in connection therewith). In the case of any Tax Contest with respect to any Joint Return for which SpinCo is the Responsible Company, SpinCo shall have exclusive control over such Tax Contest, including exclusive authority with respect to any settlement of such Tax liability, subject to Section 10.02(b), and shall be solely responsible for any Tax liability resulting from such Tax Contest (and all accounting, legal and other professional fees and court costs incurred in connection therewith).
(b)    Separation-Related and Certain Other Tax Contests.
(i)    In the event of any:
(A)    (x) Separation-Related Tax Contest as a result of which SpinCo could reasonably be expected to become exclusively liable for any Tax or Tax-Related Losses or (y) Tax Contest as a result of which SpinCo could reasonably be expected to become liable for any SpinCo Allocated Income Taxes, and, in each case, which XPO has the right to administer and control pursuant to Section 10.02(a) or (c), (1) XPO shall consult with SpinCo reasonably in advance of taking any significant action in connection with such Tax Contest, (2) XPO shall offer SpinCo a reasonable opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Contest, (3) XPO shall defend such Tax Contest diligently and in good faith as if it were the only party in interest in connection with such Tax Contest and (4) XPO shall provide SpinCo copies of any written materials relating to such Tax Contest received from the relevant Tax Authority; and
(B)    (x) Separation-Related Tax Contest as a result of which SpinCo could reasonably be expected to become liable for any portion of any Tax or Tax-Related Losses pursuant to Section 7.05(c)(i) or (y) Tax Contest as a result of which SpinCo could reasonably be expected to become liable for any Shared Taxes, and, in each case, which XPO has the right to administer and control pursuant to Section 10.02(a) or (c), (1) XPO shall keep SpinCo reasonably informed with respect to such Tax Contest, (2) XPO shall defend such Tax Contest diligently and in good faith as if it were the only party in interest in connection with such Tax Contest, and (3) XPO shall provide SpinCo copies of any written materials relating to such Tax Contest received from the relevant Tax Authority.
(ii)    In the event of any Separation-Related Tax Contest with respect to any SpinCo Separate Return as a result of which XPO could reasonably be expected to become liable for any Tax or Tax-Related Losses, (A) SpinCo shall consult with XPO reasonably in advance of taking any significant action in connection with such Tax Contest, (B) SpinCo shall consult with XPO and offer XPO a reasonable opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Contest, (C) SpinCo shall defend such Tax Contest diligently and in good faith as if it were the only party in interest in connection with such Tax Contest, (D) XPO shall be entitled to participate in such Tax Contest and receive copies of any written materials relating to such Tax Contest received from the relevant Tax Authority, and (E) SpinCo shall not settle, compromise or abandon any such Tax Contest without obtaining the prior written consent of XPO which consent shall not be unreasonably withheld; provided, however, that in the case of any (1) Separation-Related Tax Contest as a result of which XPO could reasonably be expected to become liable for any Tax or Tax-Related Losses pursuant to Section 7.05(b) or Section 7.05(c)(i), or (2) Tax Contest as a result of which XPO could reasonably be expected to become liable for any Shared Taxes and, in each case, which SpinCo has the right to administer and control pursuant to Section 10.02(d), XPO shall have the right to elect to assume control of such Tax Contest, in which case the provisions of Section 10.02(b)(i)(B) shall apply.
(c)    XPO Separate Returns. In the case of any Tax Contest with respect to any XPO Separate Return, XPO shall have exclusive control over such Tax Contest, including exclusive authority with respect to any settlement of such Tax liability, subject to Section 10.02(b), and shall be solely responsible for any Tax liability resulting from such Tax Contest (and all accounting, legal and other professional fees and court costs incurred in connection therewith).

(d)    SpinCo Separate Returns. In the case of any Tax Contest with respect to any SpinCo Separate Return, SpinCo shall have exclusive control over such Tax Contest, including exclusive authority with respect to any settlement of such Tax liability, subject to Section 10.02(b), and shall be solely responsible for any Tax liability resulting from such Tax Contest (and all accounting, legal and other professional fees and court costs incurred in connection therewith).
(e)    Power of Attorney. SpinCo shall (and shall cause each member of the SpinCo Group to) execute and deliver to XPO (or such member of the XPO Group as XPO shall designate) any power of attorney or other similar document reasonably requested by XPO (or such designee) in connection with any Tax Contest controlled by XPO described in this Section 10.
Section 11.    Effective Date; Termination of Prior Intercompany Tax Allocation Agreements.
This Agreement shall be effective as of the Effective Time. As of the Effective Time, (a) all prior intercompany Tax allocation agreements or arrangements solely between or among XPO and/or any of its Subsidiaries, on the one hand, and SpinCo and/or members of the SpinCo Group, on the other hand, shall be terminated, and (b) amounts due under such agreements or arrangements as of the date on which the Effective Time occurs shall be settled. Upon such termination and settlement, no further payments by or to XPO or such Subsidiaries or by or to SpinCo or such members of the SpinCo Group, with respect to such agreements or arrangements shall be made, and all other rights and obligations resulting from such agreements or arrangements shall cease at such time. Any payments pursuant to such agreements shall be disregarded for purposes of computing amounts due under this Agreement; provided, that to the extent appropriate, as determined by XPO in its sole and absolute discretion, payments made pursuant to such agreements or arrangements shall be credited to SpinCo or XPO, respectively, in computing their respective obligations pursuant to this Agreement, in the event that such payments relate to a Tax liability that is the subject matter of this Agreement for a Tax Period that is the subject matter of this Agreement.
Section 12.    Survival of Obligations.
The representations, warranties, covenants and agreements set forth in this Agreement shall be unconditional and absolute and shall remain in effect without limitation as to time.
Section 13.    Treatment of Payments; Tax Gross Up.
Section 13.01    Treatment of Tax Indemnity and Tax Benefit Payments. In the absence of any change in Tax treatment under the Code or other applicable Tax Law, for all Income Tax purposes, the Companies agree to treat, and to cause their respective Affiliates to treat, (a) any indemnity payment required by this Agreement or by the Separation and Distribution Agreement to be made (i) by XPO to SpinCo as a contribution by XPO to SpinCo (or a reduction in the SpinCo Cash Proceeds transferred from SpinCo to XPO) and (ii) by SpinCo to XPO as a distribution by SpinCo to XPO, in each case, occurring immediately prior to the Distribution;

and (b) any payment of interest or State Income Taxes by or to a Tax Authority, as taxable or deductible, as the case may be, to the Company entitled under this Agreement to retain such payment or required under this Agreement to make such payment. The Parties shall cooperate in good faith (including, where relevant, by using commercially reasonable efforts to establish local payment arrangements between each Party’s Subsidiaries) to minimize or eliminate, to the extent permissible under applicable law, any Tax that would otherwise be imposed with respect to any payment required by this Agreement or by the Separation and Distribution Agreement (or maximize the ability to obtain a credit for, or refund of, any such Tax).
Section 13.02    Tax Gross Up. If notwithstanding the manner in which payments described in Section 13.01(a) were reported, there is a Tax liability or an adjustment to a Tax liability of a Company as a result of its receipt of a payment pursuant to this Agreement or the Separation and Distribution Agreement, such payment shall be appropriately adjusted, as determined by XPO in its sole and absolute discretion, so that the amount of such payment, reduced by the amount of all Income Taxes payable with respect to the receipt thereof (but taking into account all correlative Tax Benefits resulting from the payment of such Income Taxes), shall equal the amount of the payment that the Company receiving such payment would otherwise be entitled to receive.
Section 13.03    Interest. Anything herein to the contrary notwithstanding, to the extent one Company makes a payment of interest to another Company under this Agreement with respect to the period from (a) the date that the payor was required to make a payment to the payee to (b) the date that the payor actually made such payment, the interest payment shall be treated as interest expense to the payor (deductible to the extent provided by law) and as interest income by the payee (includible in income to the extent provided by law). The amount of the payment shall not be adjusted to take into account any associated Tax Benefit to the payor or increase in Tax to the payee.
Section 14.    Disagreements.
The Companies desire that collaboration will continue between them. Accordingly, they will try, and they will cause their respective Group members to try, to resolve in good faith all disagreements regarding their respective rights and obligations under this Agreement, including any amendments hereto. In furtherance thereof, in the event of any dispute or disagreement (a “Tax Advisor Dispute”) between any member of the XPO Group and any member of the SpinCo Group as to the interpretation of any provision of this Agreement or the performance of obligations hereunder, representatives of the Tax departments of the Companies shall negotiate in good faith to resolve the Tax Advisor Dispute. If such good faith negotiations do not resolve the Tax Advisor Dispute, then such Tax Advisor Dispute shall be resolved pursuant to the procedures set forth in Article VII of the Separation and Distribution Agreement; provided, that each of the mediators or arbitrators selected in accordance with Article VII of the Separation and Distribution Agreement must be Tax Advisors. Nothing in this Section 14 will prevent either Company from seeking injunctive relief if any delay resulting from the efforts to resolve the Tax Advisor Dispute through the procedures set forth in Article VII of the Separation and Distribution Agreement could result in serious and irreparable injury to such Company.

Notwithstanding anything to the contrary in this Agreement, the Separation and Distribution Agreement or any Ancillary Agreement, XPO and SpinCo are the only members of their respective Groups entitled to commence a dispute resolution procedure under this Agreement and each of XPO and SpinCo will cause its respective Group members not to commence any dispute resolution procedure other than through such Party as provided in this Section 14.
Section 15.    Late Payments.
Any amount owed by one Party to another Party under this Agreement that is not paid when due shall bear interest at the Prime Rate plus two percent (2%), compounded semiannually, from the due date of the payment to the date paid. To the extent interest required to be paid under this Section 15 duplicates interest required to be paid under any other provision of this Agreement, interest shall be computed at the higher of the interest rate provided under this Section 15 or the interest rate provided under such other provision.
Section 16.    Expenses.
Except as otherwise provided in this Agreement, each Party and its Affiliates shall bear their own expenses incurred in connection with the preparation of Tax Returns, Tax Contests, and other matters related to Taxes under the provisions of this Agreement.
Section 17.    General Provisions.
Section 17.01    Specified Matters. Notwithstanding anything to the contrary in this Agreement, the provisions of Schedule A shall, in addition to the provisions of this Agreement, apply to the matters set forth therein. In the event of any conflict between the provisions of Schedule A and any provision in this Agreement, the provisions of Schedule A shall govern.
Section 17.02    Addresses and Notices. All notices, requests, claims, demands or other communications under this Agreement shall be in writing and shall be given or made (and except as provided herein, shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by certified mail, return receipt requested, or by electronic mail (“e-mail”), so long as confirmation of receipt of such e-mail is requested and received, to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 17.02):

If to XPO, to:

XPO Logistics, Inc.
Five American Lane
Greenwich, Connecticut 06831
Attention: Chief Financial Officer, Ravi Tulsyan
E-mail: [●]

with a copy (which shall not constitute notice), to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Attention: Jeffrey B. Samuels
Scott M. Sontag
E-mail: jsamuels@paulweiss.com
ssontag@paulweiss.com

If to SpinCo (prior to the Effective Time), to:

RXO, Inc.
[●]
[●]
Attention: [●]
E-mail: [●]

with a copy (which shall not constitute notice), to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Attention: Jeffrey B. Samuels
Scott M. Sontag
E-mail: jsamuels@paulweiss.com
ssontag@paulweiss.com

If to SpinCo (from and after the Effective Time), to:
RXO, Inc.
[●]
[●]
Attention: [●]
E-mail: [●]

with a copy (which shall not constitute notice), to:
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Attention: Jeffrey B. Samuels
Scott M. Sontag
E-mail: jsamuels@paulweiss.com
ssontag@paulweiss.com
A Party may, by notice to the other Parties, change the address to which such notices are to be given or made.
Section 17.03    Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.
Section 17.04    Waiver of Default. Waiver by a Party of any default by another Party of any provision of this Agreement shall not be deemed a waiver by the waiving Party of any subsequent or other default, nor shall it prejudice the rights of any other Party. No failure or delay by a Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall a single or partial exercise thereof prejudice any other or further exercise thereof or the exercise of any other right, power or privilege.
Section 17.05    Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof or thereof, or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby. Upon such determination, the Parties shall negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect the original intent of the Parties.
Section 17.06    Authority. XPO represents on behalf of itself and each other member of the XPO Group and SpinCo represents on behalf of itself and each other member of the SpinCo Group, as follows:
(a)    each such Person has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform this Agreement; and
(b)    this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms hereof.
Section 17.07    Further Action. Prior to, on, and after the Effective Time, each Party hereto shall cooperate with the other Parties, at the expense of the requesting Party, to execute and deliver, or use its reasonable best efforts to cause to be executed and delivered, all instruments, including the execution and delivery to the other Parties and their Affiliates and representatives of such powers of attorney or other authorizing documentation as is reasonably necessary or appropriate in connection with Tax Contests (or portions thereof) under the control of such other Parties in accordance with Section 10, and to make all filings with any Governmental Authority, and to take all such other actions as such Party may reasonably be requested to take by the other Parties from time to time, consistent with the terms of this Agreement, in order to effectuate the provisions and purposes of this Agreement.
Section 17.08    Integration. This Agreement, together with each of the exhibits and schedules appended hereto, contain the entire agreement among the Parties with respect to the subject matter hereof, supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter, and there are no agreements or understandings among the Parties other than those set forth herein and in the Separation and Distribution Agreement and the other Ancillary Agreements. This Agreement, the Separation and Distribution Agreement, and the other Ancillary Agreements together govern the arrangements in connection with the Separation and the Distribution and would not have been entered independently. In the event of any inconsistency between this Agreement and the Separation and Distribution Agreement, or any other agreements relating to the transactions contemplated by the Separation and Distribution Agreement, with respect to matters addressed herein, the provisions of this Agreement shall control (it being understood that the terms pursuant to which any transition services related to Tax matters shall be provided under the Transition Services Agreement shall be governed by the Transition Services Agreement).
Section 17.09    Construction. The language in all parts of this Agreement shall in all cases be construed according to its fair meaning and shall not be strictly construed for or against any Party. The captions, titles and headings included in this Agreement are for convenience only, and do not affect this Agreement’s construction or interpretation. Unless otherwise indicated, all “Section” references in this Agreement are to sections of this Agreement.
Section 17.10    No Double Recovery. No provision of this Agreement shall be construed to provide an indemnity or other recovery for any costs, damages, or other amounts for which the damaged Party has been fully compensated under any other provision of this Agreement or under any other agreement or action at law or equity. Unless expressly required in this Agreement, a Party shall not be required to exhaust all remedies available under other agreements or at law or equity before recovering under the remedies provided in this Agreement.
Section 17.11    Counterparts. Each Party acknowledges that it and each other Party may execute this Agreement by facsimile, stamp or mechanical signature and that delivery of an executed counterpart of a signature page to this Agreement (whether executed by manual, stamp or mechanical signature) by facsimile or by e-mail in portable document format (.pdf) shall be effective as delivery of such executed counterpart of this Agreement. Each Party expressly adopts and confirms each such facsimile, stamp or mechanical signature (regardless of whether delivered in person, by mail, by courier, by facsimile or by e-mail in portable document format (.pdf)) made in its respective name as if it were a manual signature delivered in person, agrees that it will not assert that any such signature or delivery is not adequate to bind such Party to the same extent as if it were signed manually and delivered in person and agrees that, at the reasonable request of the other Party at any time, it will as promptly as reasonably practicable cause this Agreement to be manually executed (any such execution to be as of the date of the initial date thereof) and delivered in person, by mail or by courier.
Section 17.12    Governing Law. This Agreement (and any claims or disputes arising out of or related hereto or to the transactions contemplated hereby or to the inducement of any Party to enter herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed by and construed and interpreted in accordance with the Laws of the State of Delaware irrespective of the choice of Laws principles of the State of Delaware including all matters of validity, construction, effect, enforceability, performance and remedies.
Section 17.13    Amendment. No provisions of this Agreement shall be deemed waived, amended, supplemented or modified by a Party, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representatives of the Parties against whom it is sought to enforce such waiver, amendment, supplement or modification.
Section 17.14    SpinCo Subsidiaries. If, at any time, SpinCo acquires or creates one or more subsidiaries that are includable in the SpinCo Group, they shall be subject to this Agreement and all references to the SpinCo Group herein shall thereafter include a reference to such subsidiaries.
Section 17.15    Successors. This Agreement shall be binding upon and inure to the benefit of the Parties and the parties thereto, respectively, and their respective successors and permitted assigns; provided, however, that neither Party nor any such party thereto may assign its rights or delegate its obligations under this Agreement without the express prior written consent of the other Party hereto or other parties thereto, as applicable. Notwithstanding the foregoing, no such consent shall be required for the assignment of a Party’s rights and obligations under this Agreement in whole (i.e., the assignment of a Party’s rights and obligations under this Agreement) in connection with a change of control or a sale of all or substantially all of a Party (or its assets) so long as the resulting, surviving or transferee Person assumes all the obligations of the relevant party thereto by operation of Law or pursuant to an agreement in form and substance reasonably satisfactory to the other Party.
Section 17.16    Specific Performance. Notwithstanding anything to the contrary in this Agreement or the Separation and Distribution Agreement (or any Ancillary Agreement), in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of Section 7.01(b) or Section 7.02, XPO shall have the right, without first pursuing the procedures set forth in Section 14, to specific performance and injunctive or other equitable relief in respect of its rights under this Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. SpinCo agrees that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any Action for specific performance that a remedy at law would be adequate is waived. SpinCo also waives any requirements for the securing or posting of any bond with such remedy.
Section 17.17    Survival of Covenants. Except as expressly set forth in this Agreement, the covenants, representations and warranties contained in this Agreement, and Liability for the breach of any obligations contained herein, shall survive the Separation and the Distribution and shall remain in full force and effect.
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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

XPO LOGISTICS, INC.

By:
Name: Ravi Tulsyan
Title: Chief Financial Officer

RXO, INC.

By:
Name: [●]
Title: [●]
[Signature Page to the Tax Matters Agreement]